Exhibit 99.3

Press Release

LeddarTech Reports Fiscal First Quarter 2025 Financial Results

QUEBEC CITY, Canada, February 12, 2025 — LeddarTech® Holdings Inc. (“LeddarTech”) (Nasdaq: LDTC), an automotive software company that provides patented disruptive AI-based low-level sensor fusion and perception software technology, LeddarVision™, today provided a corporate update and announced financial results for the fiscal first quarter ended December 31, 2024.

“2025 is off to a very exciting start for LeddarTech, as we continue to make substantial progress on our strategic plan. In fiscal Q1, we announced our collaboration and license agreement with Texas Instruments (“TI”), a premier semiconductor partner in the automotive space. Following that, we recently announced our first OEM design win from a major commercial vehicle OEM,” said Frantz Saintellemy, President and CEO of LeddarTech. “These commercial successes demonstrate strong validation by industry leaders of our products and are accelerating interest from potential customers and partners across the ADAS and AD landscape, building on our already substantial pipeline of opportunities.”

Recent Business and Technology Highlights

●	Announced first OEM design win for LeddarVision. One of the world’s leading commercial vehicle OEMs has selected LeddarTech as the fusion and perception software supplier for their advanced driver assistance system (ADAS) program for 2028 model year vehicles. We expect to start generating engineering services revenue this fiscal year (FY2025).

●	Received US$8 million advanced royalty payments from TI. In January, LeddarTech received the second advanced royalty payment of US$3 million as part of its collaboration and license agreement with TI. This is in addition to the US$5 million received in December 2024.

●	Raised US$11.3 million under a standby equity purchase agreement (SEPA). In January, LeddarTech raised US$1.1 million (CA$1.4 million) by selling 600,000 shares at an average price of US$1.76. This is in addition to the US$10.2 million (CA$14.4 million) raised in fiscal Q1 2025 by selling 6.6 million shares at an average price of US$1.55 per share.

●	Conducted successful CES participation. LeddarTech completed a strong showing at the 2025 Consumer Electronics Show (CES), including the successful demonstration of LeddarVision Surround (LVS-2+) software utilizing TI TDA4VH-Q1 processor.

●	Announced listing transfer to Nasdaq Capital Market. Via this transfer, LeddarTech had cured the Nasdaq deficiencies and met the applicable listing standards.

●	Received ISO/IEC 27001 certification. LeddarTech proudly announced that the International Organization for Standardization (ISO) and the International Electrotechnical Commission (IEC) have awarded LeddarTech ISO/IEC 27001 certification, a key requirement for automotive customers.

Press Release

Customer Traction and Development

LeddarTech has a robust pipeline of over 30 active opportunities with original equipment manufacturers (OEMs) and Tier 1 automotive suppliers to support consumer demands for improved safety features and satisfy upcoming regulatory deadlines.

During 2025, LeddarTech will continue to develop two new, revenue-generating products that are designed to accelerate revenue and adoption of LeddarVision. More information will be shared on these products when available.

Fiscal First Quarter 2025 Financial Highlights1

Revenue: Revenue from continuing operations for the fiscal first quarter of 2025, ending December 31, 2024, was $51,900, compared to $52,000 in the fiscal quarter ending December 31, 2023. Revenue excludes our discontinued modules and components business.

Net loss: Net loss for the fiscal first quarter of 2025, ending December 31, 2024, was $27.0 million, compared to a net loss of $61.5 million in the fiscal quarter ending December 31, 2023, representing a 56% decrease, primarily due to transaction costs that were incurred in fiscal Q1, 2024 and did not reoccur in 2025.

EBITDA and adjusted EBITDA2: EBITDA loss for the fiscal first quarter of 2025, ending December 31, 2024, was $22.1 million, compared to a $60.3 million loss in the fiscal quarter ending December 31, 2023, representing a 63% decrease, primarily due to transaction costs that were incurred in fiscal Q1, 2024 and did not reoccur in 2025. Adjusted EBITDA loss for the fiscal first quarter of 2025, ending December 31, 2024, was $11.1 million, compared to adjusted EBITDA loss of $8.6 million in the fiscal quarter ending December 31, 2023, representing a 11% increase, primarily due to a change in the amount of capitalized development costs.

Continuing operations	Q1-2025	Q1-2024
Revenues	$51,878	$52,000
Loss from operations	(13,218,705)	(63,912,986)
Finance costs, net	13,746,884	(2,422,558)
Loss before income taxes	(27,012,529)	(61,490,428)
Net loss and comprehensive loss	(27,012,664)	(61,490,428)
Net loss and comprehensive loss attributable to Shareholders of the Company	(27,012,664)	(61,188,116)
Loss per share
Net loss per share (basic and diluted) (in dollars)	(0.86)	(17.06)
Weighted average common shares outstanding (basic and diluted)	31,483,617	3,587,572
EBITDA (loss)	(22,059,095)	(60,290,981)
Adjusted EBITDA (loss)	(11,143,209)	(8,572,571)

[1]	All amounts in Canadian dollars except where otherwise noted.

[2]	EBITDA and adjusted EBITDA are non-IFRS measures and are presented by the Company as they are used to assess operating performance. These non-IFRS measures do not have standardized meanings under IFRS and are not likely comparable to similarly designated measures reported by other corporations. The reader is cautioned that these measures are being reported in order to complement, and not replace, the analysis of financial results in accordance with IFRS. See “Non-IFRS Financial Measures” below.

Press Release

The following table sets forth a reconciliation of adjusted EBITDA and EBITDA to net loss reported in accordance with IFRS for the three months ended December 31, 2024 and 2023.

	Q1-2025	Q1-2024
Net loss from continued operations	($27,012,664)	($61,490,428)
Deferred income taxes	135	–
Depreciation of property and equipment	170,977	189,639
Depreciation of right-of-use assets	112,822	108,365
Amortization of intangible assets	165,134	137,112
Interest expenses	4,504,501	764,330
EBITDA loss from continuing operations	(22,059,095)	(60,290,981)

Foreign exchange loss (gain)	3,635,140	(67,715)
Loss (gain) on revaluation of financial instruments carried at fair value	5,602,056	(2,963,283)
Gain on lease modification	–	(166,661)
Stock-based compensation	1,678,690	(5,985,250)
Listing expense	–	59,139,572
Transaction costs	–	1,761,747
Adjusted EBITDA loss from continuing operations	(11,143,209)	(8,572,571)

Balance Sheet and Liquidity3

As of December 31, 2024, LeddarTech’s consolidated cash and cash equivalents balance totaled $17.7 million, compared to $5.3 million on September 30, 2024. Subsequent to the end of the quarter, the Company raised approximately $5.9 million, using a recent exchange rate of 1.43 Canadian dollars per US dollar. This included a US$3 million advance royalty payment from Texas Instruments and US$1.1 million from the sale of stock issuance under our standby equity purchase agreement or SEPA. LeddarTech’s cash balance as of Monday, February 10, 2025, was approximately $15.9 million.

Non-IFRS Financial Measures

A non-IFRS financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in Company’s consolidated primary financial statements.

In Q2-2024, the Company started to use two new non-IFRS financial measures because we believe these non-IFRS financial measures are reflective of our ongoing operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-IFRS financial measures that we use to explain our results and reconciliations to the most directly comparable IFRS financial measures.

EBITDA (loss) is calculated as net earnings (loss) before interest expenses (income), deferred income taxes, depreciation of property and equipment, depreciation of right-of-use assets and amortization of intangible assets.

EBITDA (loss) should not be considered an alternative to net loss in measuring performance or used as a measure of cash flow.

Adjusted EBITDA (loss) is calculated as EBITDA (loss), adjusted for foreign exchange gain (loss), loss (gain) on revaluation of financial instruments carried at fair value, gain or loss on lease modification, share-based compensation, listing expense, transaction costs, restructuring costs and impairment loss on intangible assets.

[3]	All amounts in Canadian dollars except where otherwise noted.

Press Release

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 170 patent applications (87 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

Additional information about LeddarTech is accessible at www.leddartech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

Forward-Looking Statements

Certain statements contained in this Press Release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which forward-looking statements also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements relating to LeddarTech’s selection by the OEM referred to above, anticipated strategy, future operations, prospects, objectives and financial projections and other financial metrics and ability to comply with Nasdaq Capital Market listing standards in the future. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation, our ability to continue to maintain compliance with Nasdaq continued listing standards following our transfer to the Nasdaq Capital Market, as well as: (i) the risk that LeddarTech and the OEM referred to above are unable to agree to final terms in definitive agreements; (ii) the volume of future orders (if any) from this OEM, actual revenue derived from expected orders, and timing of revenue, if any; (iii) our ability to timely access sufficient capital and financing on favorable terms or at all; (iv) our ability to maintain compliance with our debt covenants, including our ability to enter into any forbearance agreements, waivers or amendments with, or obtain other relief from, our lenders as needed; (v) our ability to execute on our business model, achieve design wins and generate meaningful revenue; (vi) our ability to successfully commercialize our product offering at scale, whether through the collaboration agreement with Texas Instruments, a collaboration with a Tier 2 supplier or otherwise; (vii) changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs and plans; (viii) changes in general economic and/or industry-specific conditions; (ix) our ability to retain, attract and hire key personnel; (x) potential adverse changes to relationships with our customers, employees, suppliers or other parties; (xi) legislative, regulatory and economic developments; (xii) the outcome of any known and unknown litigation and regulatory proceedings; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak, as well as management’s response to any of the aforementioned factors; and (xiv) other risk factors as detailed from time to time in LeddarTech’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors contained in LeddarTech’s Form 20-F filed with the SEC. The foregoing list of important factors is not exhaustive. Except as required by applicable law, LeddarTech does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Chris Stewart, Chief Financial Officer, LeddarTech Holdings Inc.

Tel.: + 1-514-427-0858, chris.stewart@leddartech.com

●	Investor relations website: investors.leddartech.com
●	Investor relations contact: Mike Bishop, mike@bishopir.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Holdings Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the Nasdaq under the ticker symbol “LDTC.”

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